Exhibit 99.8

Stream Hatchet Partnering with PUBG Corporation, Machinima, and Bent Pixels to Drive Customer Revenue Growth with Actionable Analytics

●	PlayerUnknown’s Battlegrounds (PUBG) amongst top 5 selling video games of all time
●	Machinima one of the first online talent management companies
●	Bent Pixels boasts proprietary technology and more than a decade of experience

TORONTO, Sept. 18, 2018 — Millennial Esports Corp. (“Millennial” or the “Company”, TSX VENTURE: GAME, OTCQB: MLLLF), today announced that the Company’s Stream Hatchet business unit has solidified its position as a leading live streaming data analytics provider by successfully concluding deals with three leading brands in the Esports / video game space. Video game maker PUBG Corporation, management agency Machinima, and influencer agency Bent Pixels have become the latest companies to align themselves with Stream Hatchet in order to strengthen their strategic capabilities and increase the value they provide to their clients.

“Millennial Esports is focused on making Stream Hatchet the unquestioned thought leader in live streaming data analytics through partnerships with leading Esports and video games companies,” said Millennial Esports CEO, Stephen Shoemaker. “We have had great early success in building these partnerships because the Stream Hatchet team are laser focused on providing as much insightful data as they can, while offering the greatest user experience possible.”

Stream Hatchet has now established relationships with some of the biggest names in gaming including PUBG Corporation, the company behind PlayerUnknown’s Battlegrounds. An online multiplayer battle royale game, PUBG was recently announced as one of the Top 5 selling video games of all time, while PGI (PUBG Global Invitational) was one of the biggest sporting events of the past year.

“Companies like PUBG and Machinima are on the cutting edge of their industries, which means that we also need to stay ahead of the compeition if we are to continue to bring them value,” said Stream Hatchet co-founder Eduard Montserrat. “That is why we put such an emphasis not only on the quality and uniqueness of our product, but on our personalized approach that ensures we are giving each client the specific metrics they need to be successful.”

Machinima, part of the AT&T empire, offers personalized talent management services to online gamers and content creators, while also providing brands with the opportunity to partner with its roster of talent. One of the oldest and most innovative media companies in the space, Machinima counts on Stream Hatchet to provide actionable multi-platform data analysis.

Stream Hatchet also recently formalized an agreement with Bent Pixels, a revenue accelerator that empowers creators, agencies and management companies to efficiently operate and scale multi-platform video businesses. Mike Pusateri, Founder/CEO of Bent Pixels stated that the company “is excited about our partnership with Stream Hatchet because its unique analytics and data technology give us greater audience development tools and insights to help accelerate our partners’ revenue.”

“We operate in an extremely competitive sector and are on a constant mission to expand our client base both nationally and globally,” said Stream Hatchet Head of Global Sales, Jacob Phillips. “The fact we have been able to make such strong inroads with leading brands like PUBG, Machinima, and Bent Pixels speaks to the unique value of our offering and the dedication of our sales team.”

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) is a vertically integrated mobile gaming publisher leading a revolution to fuse esports racing and professional motorsport through a global competition model. MEC is utilizing its gaming franchises and intellectual property (IP) to engage millions of new players. Combined with its virtual and live tournament platforms, gaming analytics capability, and motorsport IP - including World’s Fastest Gamer - MEC is uniquely positioned to become the market leader in Esports Racing.

Cautionary Statement on Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon Millennial’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking information in this news release include, but are not limited to, statements with respect to internal expectations and potential commercial arrangements with future partners. Forward-looking information necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the esports industry generally; the ability of Millennial to implement its business strategies; competition; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, Millennial does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Millennial to predict all such factors. When considering this forward-looking information, readers should keep in mind the risk factors and other cautionary statements in disclosure documents of Millennial filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the disclosure documents could cause actual events or results to differ materially from those described in any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Media Contact:
Gavin Davidson
Director, Communication Strategy
705.446.6630
gavin.davidson@millennialesports.com

Investor Contacts:
Manish Grigo
Investor Relations
416.569.3292
manish.grigo@millennialesports.com

Alex Igelman
Executive Chairman and Director
647.346.1888
alex.igelman@millennialesports.com